UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): August 6, 2014

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

**5320 Legacy Drive
Plano, Texas**
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On August 6, 2014, Denbury Resources Inc. issued a press release announcing its 2014 second quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated August 6, 2014.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: August 6, 2014   By: /s/ Alan Rhoades

Alan Rhoades

Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated August 6, 2014.

Exhibit 99.1



DENBURY REPORTS SECOND QUARTER 2014 RESULTS

PLANO, TX – August 6, 2014 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced adjusted net income (a non-GAAP measure)[1] of $93 million for the second quarter of 2014, or $0.26[1][2] per diluted share. On a GAAP basis, for the quarter the Company recorded a net loss of $55 million, or ($0.16) per diluted share. Adjusted net income[1] for the second quarter of 2014 differs from the GAAP net loss due to a pre-tax loss of $125 million ($77 million after tax) for noncash fair value adjustments on commodity derivatives (a non-GAAP measure)[1] and a pre-tax loss of $114 million ($71 million after tax) on early extinguishment of debt related to the redemption of the Company's 8¼% senior subordinated notes due 2020 (the "8¼% Notes"), which were refinanced during the quarter with the issuance of 5½% senior subordinated notes due 2022 (the "5½% Notes").

Second Quarter of 2014 Highlights:
- Increased adjusted cash flow from operations (a non-GAAP measure)[1][3] by 9% sequentially;
- Increased tertiary production by 3% and total production by 2% sequentially;
- Lowered lease operating expense per barrel of oil equivalent ("BOE") by 7% sequentially; and
- Year-to-date, generated an excess of $62 million of adjusted cash flow from operations[1][3] after capital expenditures of $498 million and dividend payments of $43 million.

Sequential and year-over-year quarterly comparisons of selected financial items are shown in the following table:

	Quarter Ended		
(in millions, except per share amounts)	June 30, 2014	March 31, 2014	June 30, 2013
Revenues	$669	$635	$645
Net income (loss)	(55)	58	130
Adjusted net income[1] (non-GAAP measure)	93	89	151
Net income (loss) per diluted share	(0.16)	0.17	0.35
Adjusted net income per diluted share[1][2] (non-GAAP measure)	0.26	0.25	0.41
Cash flow from operations	330	215	438
Adjusted cash flow from operations[1][3] (non-GAAP measure)	314	289	309

Sequentially, adjusted net income[1] for the second quarter of 2014 increased by $4 million and adjusted cash flow from operations[1][3] increased $25 million from the first quarter of 2014 levels, primarily due to 2% higher production volumes and lower lease operating expenses.

---

[1] A non-GAAP measure. See accompanying Schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
[2] For the three months ended June 30, 2014, calculated using average diluted shares outstanding of 350.2 million.
[3] Adjusted cash flow from operations reflects cash flow from operations before working capital changes but is not adjusted for nonrecurring items.

Compared to the prior-year second quarter, 2014 second quarter adjusted net income[1] decreased by $58 million primarily due to $50 million of payments on settlement of commodity derivative contracts during the current quarter, compared to no such payments in the prior-year period. These comparative second quarter results were also impacted by higher interest expense due to less capitalized interest in the current quarter and higher current depletion, depreciation and amortization ("DD&A") due to higher production volumes and a higher depletion rate per BOE. These higher expenses were partially offset by 2% higher production volumes and slightly higher realized prices (excluding the impact of derivative settlements) in the most recent quarter.

Management Comment

Phil Rykhoek, Denbury's President and CEO, commented, "Our organization remains highly focused on increasing shareholder value by executing on our growth and income strategy. Our second quarter results demonstrate that we are starting to see the benefits of our focus on reducing costs, with our lease operating expenses coming down nearly $2 per BOE from the prior quarter. In addition, we are seeing reductions in our capital costs, and based on our spend rate thus far, we believe that we could see spending on our planned 2014 capital projects come in below our budget of $1.1 billion. Although we still have some ground to cover, we are encouraged by the efforts and accomplishments we have seen thus far and feel confident that we can continue to find efficiencies and additional reductions in our cost structure.

"Our tertiary production achieved a new record level during the quarter, increasing 3% from the first quarter of 2014 level. However, based on year-to-date production levels and estimates for the remainder of 2014, we now estimate our total annual production volumes should average slightly below the low end of our previously estimated range of 76,500 BOE per day. The largest driver of the change is lower than estimated natural gas sales from our Riley Ridge gas processing facility due to unplanned downtime. Even though our production is a little lower than desired, our cash management is doing well, as evidenced by the $62 million of cash generated year-to-date in excess of our capital expenditures and dividends, and we may generate additional excess cash in the second half of the year depending primarily on capital expenditures and oil prices.

"We have also used the recent improvement in oil futures prices to extend our hedge positions into the fourth quarter of 2015 and first quarter of 2016 at levels above those used in our long-term planning assumptions. Our hedging activities are designed to improve the estimated range of our future cash flow from operations and hence allow us to sustainably grow our dividend over the long term. We remain confident in our outlook and reiterate our plans to grow our dividend to an annualized rate of $0.50 per share to $0.60 per share in 2015."

Production

Production for the second quarter of 2014 averaged 75,320 barrels of oil equivalent per day ("BOE/d"), which included 40,897 barrels per day ("Bbls/d") of oil from tertiary properties and 34,423 BOE/d from non-tertiary properties. Denbury's second quarter of 2014 production was 94% oil, unchanged from the same prior-year period. Tertiary oil production was up 3%, or 1,005 Bbls/d, on a sequential-quarter basis, and up 6%, or 2,145 Bbls/d, from the second quarter of 2013 levels. The year-over-year and sequential quarterly tertiary production increases were primarily due to production growth in response to continued field development and expansion of facilities in the Gulf Coast region CO_2 floods of Hastings, Heidelberg, Oyster Bayou and Tinsley fields and production in the Rocky Mountain region from Bell Creek Field, partially offset by declines at mature tertiary properties and at Delhi Field.

Non-tertiary oil equivalent production was up 2%, or 597 BOE/d, from the first quarter of 2014 levels, and down 2%, or 877 BOE/d, from the prior-year quarter amounts. The sequential quarterly increase in non-tertiary oil equivalent production was primarily due to increases in production from properties in the Rocky Mountain region as a result of recently completed wells and field optimization projects. The year-over-year quarterly decrease was primarily due to previously anticipated production declines at CCA and lower production at various non-tertiary fields in Texas.

Review of Financial Results

Oil and natural gas revenues, excluding the impact of derivative contracts, increased 3% when comparing the second quarters of 2014 and 2013 due to increases in both production and realized commodity prices. Denbury's average realized oil price, excluding derivative contracts, was $100.04 in the second quarter of 2014, compared to $98.92 in the prior-year second quarter. Denbury's oil price differential (the difference between the average price at which the Company sold its production and the average NYMEX price) decreased from the prior-year second quarter level, as both the Light Louisiana Sweet (LLS) index premium and the differentials in the Rocky Mountain region declined. Company-wide oil price differentials in the second quarter of 2014 were $3.03 per barrel ("Bbl") below NYMEX prices, compared to $4.78 per Bbl above NYMEX in the prior-year second quarter. During the second quarter of 2014, the Company sold 43% of its crude oil at prices based on the LLS index price, 23% at prices partially tied to the LLS index price, and the balance at prices based on various other indexes tied to NYMEX prices, primarily in the Rocky Mountain region.

Lease operating expenses decreased nearly $2 on a per-BOE basis in the second quarter of 2014 from $25.68 in the first quarter of 2014 primarily due to a decrease in workover costs, but increased 7% in the second quarter of 2014 from $22.34 per BOE in the prior-year second quarter (excluding costs incurred or estimated to be incurred to remediate an area of Delhi Field) primarily due to higher power and CO_2 costs and costs associated with the expansion of the Company's CO_2 floods. Tertiary operating expenses averaged $26.57 per Bbl in the second quarter of 2014, down from $27.21 per Bbl in the first quarter of 2014, but up from $23.52 per Bbl in the prior-year second quarter (excluding costs incurred or estimated to be incurred to remediate an area of Delhi Field). On a sequential-quarterly-comparison basis, per-barrel tertiary operating costs were lower, also primarily due to lower workover costs. The year-over-year increase in per-barrel tertiary operating expenses was primarily the result of higher power and CO_2 costs and costs associated with the Company's newest tertiary flood at Bell Creek Field, which had initial tertiary production in the third quarter of 2013. The flood's production is low relative to its operating costs because production is still ramping up, which is typical with a new tertiary flood. As Bell Creek's tertiary production increases, the field's per-barrel operating costs are expected to decrease.

General and administrative expenses increased approximately $5.6 million in the second quarter of 2014 from the prior-year second quarter level, primarily due to higher employee-related costs and the prior year quarter including a $1.9 million insurance reimbursement. On a sequential basis, general and administrative expenses were down approximately $4.7 million from those in the first quarter of 2014 as most of the Company's incentive compensation vests in the first part of the year, which results in higher payroll taxes and associated costs during the first quarter.

Interest expense increased approximately $16 million in the second quarter of 2014 from the prior-year second quarter level due to a reduction in capitalized interest of approximately $17 million between the periods. The decrease in capitalized interest between the second quarters of 2013 and 2014 was primarily the result of the completion of major projects in 2013, including the Riley Ridge gas processing facility, Greencore Pipeline, and the tertiary flood at Bell Creek. In addition, the Company's average interest rate declined from 6.2% during the second quarter of 2013 to 5.3% during the second quarter of 2014. The lower rate in 2014 is primarily due to our April 2014 long-term debt refinancing, whereby we issued $1.25 billion of 5½% Notes to replace our $996 million in 8¼% Notes. Although our average debt outstanding between the periods increased by about $438 million, our cash interest expense declined slightly because of the lower average interest rate. Due to the refinancing, we recognized a loss on extinguishment of debt of $114 million (principally related to the premium on the repurchase and redemption of the 8¼% Notes) during the second quarter of 2014.

Denbury's overall DD&A rate was $21.62 per BOE in the second quarter of 2014, compared to $18.82 per BOE in the prior-year second quarter. The higher per-BOE DD&A rate was primarily driven by higher finding and development costs, which were primarily attributable to the reserve additions at Bell Creek Field in late 2013 that resulted in the transfer of most of that field's development costs from unevaluated properties to proved properties.

The Company recorded a noncash expense of $125 million in the second quarter of 2014 associated with changes in the fair values of the Company's derivative contracts, compared to a noncash fair value expense of $50 million in the first quarter of 2014, and a $46 million noncash fair value gain in the prior-year second quarter. Payments on the settlement of derivative contracts were $50 million in the second quarter of 2014 compared to $27 million in payments in the first quarter of 2014 and no payments in the prior-year second quarter. These payments lowered average net realized oil prices in the second quarter of 2014 by $7.72 per barrel and in the first quarter of 2014 by $4.23 per barrel.

2014 Production and Capital Expenditure Estimates

Based on year-to-date production levels and estimates for the remainder of 2014, the Company now estimates total annual production volumes should average slightly below the low end of its prior estimated range of 76,500 BOE/d. Denbury's full-year 2014 capital expenditure budget is now estimated at $1.1 billion, down $25 million from the previously estimated amount of $1.125 billion. The capital budget consists of $1.0 billion of tertiary, non-tertiary, and CO_2 supply and pipeline projects, plus approximately $100 million of estimated capitalized costs (including capitalized internal acquisition, exploration and development costs; capitalized interest; and pre-production start-up costs associated with new tertiary floods). The $25 million reduction in the capital budget is primarily due to decreases in estimated capitalized interest and pre-production tertiary start-up costs. Of this combined capital expenditure amount, $498 million (approximately 45%) has been spent through the first six months of 2014. Based on year-to-date capital expenditures and reductions in the Company's capital costs, spending on planned 2014 capital projects could come in below $1.1 billion, potentially allowing the Company to accelerate a portion of future capital spending into 2014.

Share Repurchase Update

No common stock repurchases were made under Denbury's share repurchase program during the second quarter of 2014, leaving approximately $222 million of repurchases remaining authorized under the program at quarter end. Total repurchases under such program since its commencement in October 2011 through the end of the second quarter of 2014 have been nearly 60 million shares, or about 15% of shares outstanding at September 30, 2011, at an average cost of $15.68 per share.

Conference Call

Denbury management will host a conference call to review and discuss second quarter 2014 financial and operating results and financial and operating guidance for the remainder of 2014 today, Wednesday, August 6, at 10:00 A.M. (Central). Individuals who would like to participate should dial 800.230.1096 or 612.332.0725 ten minutes before the scheduled start time. To access a live audio webcast of the conference call, please visit the investor relations section of the Company's website at www.denbury.com. The audio webcast will be archived on the website for at least 30 days, and a telephonic replay will be accessible for one month after the call by dialing 800.475.6701 or 320.365.3844 and entering confirmation number 292663.

Denbury is a growing, dividend-paying, domestic oil and natural gas company. The Company's primary focus is on enhanced oil recovery utilizing carbon dioxide, and its operations are focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to tertiary recovery operations.

# # #

This news release, other than historical financial information, contains forward-looking statements, including estimated 2014 production, capital expenditures and cash flow, that involve risks and uncertainties including risks and uncertainties detailed in Denbury's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and Denbury's future performance are both subject to a wide range of business risks, and there is no assurance that Denbury's goals and performance objectives can or will be realized. Actual results may vary materially. In addition, any forward-looking statements represent Denbury's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:

Jack Collins, Executive Director, Finance and Investor Relations, 972.673.2028
Ross Campbell, Manager of Investor Relations, 972.673.2825

Financial and Statistical Data Tables and Reconciliation Schedules

Following are unaudited financial highlights for the comparative three and six month periods ended June 30, 2014 and 2013. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings, with additional required disclosures included in the Company's Form 10-Q:

		Three Months Ended June 30,			Six Months Ended June 30,	
In thousands, except per share data		2014	2013		2014	2013
Revenues and other income						
Oil sales	$	646,799 $	629,189	$	1,260,779 $	1,195,332
Natural gas sales		10,230	8,999		20,096	16,509
CO_2 and helium sales and transportation fees		11,822	6,562		22,583	13,120
Interest income and other income		3,269	5,334		10,406	8,209
Total revenues and other income		672,120	650,084		1,313,864	1,233,170
Expenses						
Lease operating expenses		163,250	220,558		333,629	361,100
Marketing and plant operating expenses		18,149	13,332		34,935	23,128
CO_2 and helium discovery and operating expenses		5,590	3,419		10,795	7,141
Taxes other than income		50,850	44,940		96,795	82,951
General and administrative expenses		38,952	33,382		82,645	75,271
Interest, net of amounts capitalized of $5,795, $23,279, $11,551, and $44,984, respectively		46,550	30,602		95,384	66,636
Depletion, depreciation, and amortization		148,164	126,907		289,294	239,805
Commodity derivatives expense (income)		174,771	(45,501)		251,440	(33,572)
Loss on early extinguishment of debt		113,908	428		113,908	44,651
Other expenses		—	10,711		—	12,818
Total expenses		760,184	438,778		1,308,825	879,929
Income (loss) before income taxes		(88,064)	211,306		5,039	353,241
Income tax provision (benefit)						
Current income taxes		(4,300)	(3,171)		318	7,348
Deferred income taxes		(28,564)	84,497		1,611	128,342
Net income (loss)	$	(55,200) $	129,980	$	3,110 $	217,551
Net income (loss) per common share						
Basic	$	(0.16) $	0.35	$	0.01 $	0.59
Diluted	$	(0.16) $	0.35	$	0.01 $	0.58
Dividends per common share	$	0.0625 $	—	$	0.1250 $	—
Weighted average common shares outstanding						
Basic		347,803	368,850		349,267	369,122
Diluted		347,803	371,969		351,566	372,417

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (non-GAAP measure)[1]:

| | Three Months Ended | | | Six Months Ended | |
| | June 30, | | March 31, | June 30, | |
In thousands	2014	2013	2014	2014	2013
Net income (loss) (GAAP measure)	$ (55,200)	$ 129,980	$ 58,310	$ 3,110	$ 217,551
Noncash fair value adjustments on commodity derivatives	124,599	(45,501)	49,500	174,099	(33,572)
Lease operating expenses – Delhi Field remediation	—	70,000	—	—	70,000
Loss on early extinguishment of debt	113,908	428	—	113,908	44,651
CO_2 and helium discovery and operating expenses – CO_2 exploration costs	—	532	—	—	532
Other expenses – helium contract-related charges	—	8,000	—	—	8,000
Other expenses – acquisition transaction costs	—	307	—	—	2,414
Estimated income taxes on above adjustments to net income (loss)	(90,633)	(13,000)	(18,810)	(109,443)	(35,430)
Adjusted net income (non-GAAP measure)	$ 92,674	$ 150,746	$ 89,000	$ 181,674	$ 274,146

(1)   See "Non-GAAP Measures" at the end of this report.

Reconciliation of cash flow from operations (GAAP measure) to adjusted cash flow from operations (non-GAAP measure)[1]:

| | Three Months Ended | | | Six Months Ended | |
| | June 30, | | March 31, | June 30, | |
In thousands	2014	2013	2014	2014	2013
Net income (loss) (GAAP measure)	$ (55,200)	$ 129,980	58,310	$ 3,110	$ 217,551
Adjustments to reconcile to adjusted cash flow from operations					
Depletion, depreciation, and amortization	148,164	126,907	141,130	289,294	239,805
Deferred income taxes	(28,564)	84,497	30,175	1,611	128,342
Stock-based compensation	8,871	7,763	8,346	17,217	15,671
Noncash fair value adjustments on commodity derivatives	124,599	(45,501)	49,500	174,099	(33,572)
Loss on early extinguishment of debt	113,908	428	—	113,908	44,651
Other	2,353	4,864	1,223	3,576	12,236
Adjusted cash flow from operations (non-GAAP measure)	314,131	308,938	288,684	602,815	624,684
Net change in assets and liabilities relating to operations	15,716	128,630	(73,826)	(58,110)	82,060
Cash flow from operations (GAAP measure)	$ 329,847	$ 437,568	214,858	$ 544,705	$ 706,744

(1)   See "Non-GAAP Measures" at the end of this report.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value adjustments on commodity derivatives (non-GAAP measure)[1]:

| | Three Months Ended | | | Six Months Ended | |
| | June 30, | | March 31, | June 30, | |
In thousands	2014	2013	2014	2014	2013
Payment on settlements of commodity derivatives	$ (50,172)	$ —	$ (27,169)	$ (77,341)	$ —
Noncash fair value adjustments on commodity derivatives (non-GAAP measure)	(124,599)	45,501	(49,500)	(174,099)	33,572
Commodity derivatives income (expense) (GAAP measure)	$ (174,771)	$ 45,501	$ (76,669)	$ (251,440)	$ 33,572

(1) See "Non-GAAP Measures" at the end of this report.

OPERATING HIGHLIGHTS (UNAUDITED)

| | Three Months Ended | | Six Months Ended | |
| | June 30, | | June 30, | |
	2014	2013	2014	2013
Production (daily – net of royalties)				
Oil (barrels)	71,051	69,895	70,446	64,764
Gas (mcf)	25,614	24,945	24,463	25,210
BOE (6:1)	75,320	74,052	74,523	68,966
Unit sales price (excluding derivative settlements)				
Oil (per barrel)	$ 100.04	$ 98.92	$ 98.88	$ 101.97
Gas (per mcf)	4.39	3.96	4.54	3.62
BOE (6:1)	95.86	94.70	94.96	97.08
Unit sales price (including derivative settlements)				
Oil (per barrel)	$ 92.32	$ 98.92	$ 92.88	$ 101.97
Gas (per mcf)	4.27	3.96	4.34	3.62
BOE (6:1)	88.54	94.70	89.23	97.08
NYMEX differentials				
Oil (per barrel)	$ (3.03)	$ 4.78	$ (1.97)	$ 7.69
Gas (per mcf)	(0.19)	(0.05)	(0.11)	(0.14)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

Average Daily Volumes (BOE/d) (6:1)	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
Tertiary oil production				
Gulf Coast region				
Mature properties				
Brookhaven	1,818	2,339	1,847	2,322
Eucutta	2,150	2,642	2,165	2,639
Mallalieu	1,839	2,157	1,838	2,136
Other mature properties [1]	6,156	7,233	6,220	7,516
Total mature properties	11,963	14,371	12,070	14,613
Delhi	4,543	5,479	4,625	5,652
Hastings	4,759	4,010	4,689	3,983
Heidelberg	5,609	4,149	5,467	4,046
Oyster Bayou	4,415	2,518	4,236	2,386
Tinsley	8,518	8,225	8,475	8,224
Total Gulf Coast region	39,807	38,752	39,562	38,904
Rocky Mountain region				
Bell Creek	1,090	—	835	—
Total Rocky Mountain region	1,090	—	835	—
Total tertiary oil production	40,897	38,752	40,397	38,904
Non-tertiary oil and gas production				
Gulf Coast region				
Mississippi	2,319	2,367	2,415	2,688
Texas	6,508	6,932	6,476	6,813
Other	1,049	1,108	1,041	1,130
Total Gulf Coast region	9,876	10,407	9,932	10,631
Rocky Mountain region				
Cedar Creek Anticline	19,155	19,935	19,081	14,371
Other	5,392	4,958	5,113	5,060
Total Rocky Mountain region	24,547	24,893	24,194	19,431
Total non-tertiary production	34,423	35,300	34,126	30,062
Total production	75,320	74,052	74,523	68,966

(1)   Other mature properties include Cranfield, Little Creek, Lockhart Crossing, Martinville, McComb and Soso fields.

DENBURY RESOURCES INC.
PER-BOE DATA (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2014	2013	2014	2013
Oil and natural gas revenues	$ 95.86	$ 94.70	$ 94.96	$ 97.08
Payment on settlements of commodity derivatives	(7.32)	—	(5.73)	—
Lease operating expenses – excluding Delhi Field remediation	(23.82)	(22.34)	(24.73)	(23.32)
Lease operating expenses – Delhi Field remediation	—	(10.39)	—	(5.61)
Production and ad valorem taxes	(6.93)	(6.09)	(6.67)	(6.13)
Marketing expenses, net of third-party purchases, and plant operating expenses	(1.97)	(1.55)	(1.91)	(1.47)
Production netback	55.82	54.33	55.92	60.55
CO_2 and helium sales, net of operating and exploration expenses	0.90	0.46	0.87	0.48
General and administrative expenses	(5.68)	(4.95)	(6.13)	(6.03)
Interest expense, net	(6.79)	(4.54)	(7.07)	(5.34)
Other	1.58	0.54	1.10	0.39
Changes in assets and liabilities relating to operations	2.29	19.09	(4.31)	6.57
Cash flow from operations	48.12	64.93	40.38	56.62
DD&A	(21.62)	(18.82)	(21.45)	(19.20)
Deferred income taxes	4.17	(12.54)	(0.12)	(10.28)
Loss on early extinguishment of debt	(16.62)	(0.06)	(8.44)	(3.58)
Noncash fair value adjustments on commodity derivatives	(18.18)	6.75	(12.91)	2.69
Other noncash items	(3.92)	(20.97)	2.77	(8.82)
Net income (loss)	$ (8.05)	$ 19.29	$ 0.23	$ 17.43

CAPITAL EXPENDITURE SUMMARY (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,	
In thousands	2014	2013	2014	2013
Capital expenditures by project				
Tertiary oil fields	$ 162,495	$ 141,303	$ 286,396	$ 307,133
Non-tertiary fields	68,130	51,170	122,981	100,229
Capitalized interest and internal costs [(1)]	21,483	32,393	45,702	57,525
Oil and natural gas capital expenditures	252,108	224,866	455,079	464,887
CO_2 pipelines	9,112	17,432	12,356	29,120
CO_2 sources [(2)]	14,975	39,748	28,237	67,144
CO_2 capitalized interest and other	906	11,216	2,052	24,726
Capital expenditures, before acquisitions	277,101	293,262	497,724	585,877
Property acquisitions [(3)]	—	67,700	—	1,067,559
Capital expenditures, total	$ 277,101	$ 360,962	$ 497,724	$ 1,653,436

(1) Includes capitalized internal acquisition, exploration and development costs, capitalized interest, and pre-production startup costs associated with new tertiary floods.
(2) Includes capital expenditures related to the Riley Ridge gas processing facility.
(3) Property acquisitions during the three and six months ended June 30, 2013 include capital expenditures of approximately $0.1 billion and $1.1 billion, respectively, related to acquisitions during that period that are not reflected as an Investing Activity on the Unaudited Condensed Consolidated Statements of Cash Flows due to the movement of proceeds through a qualified intermediary to facilitate like-kind-exchange treatment under federal income tax rules.

DENBURY RESOURCES INC.
SELECTED BALANCE SHEET AND CASH FLOW DATA (UNAUDITED)

In thousands		June 30, 2014		December 31, 2013
Cash and cash equivalents	$	12,046	$	12,187
Total assets		11,999,677		11,788,737
Borrowings under bank credit facility	$	445,000	$	340,000
Borrowings under senior subordinated notes (principal only)		2,852,734		2,600,080
Financing and capital leases		339,942		356,686
Total debt (principal only)	$	3,637,676	$	3,296,766
Total stockholders' equity	$	5,087,946	$	5,301,406

		Six Months Ended June 30,		
In thousands		2014		2013
Cash provided by (used in)				
Operating activities	$	544,705	$	706,744
Investing activities		(516,902)		(665,573)
Financing activities		(27,944)		(63,817)

Non-GAAP Measures

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. The excluded items for the periods presented are those which reflect the noncash fair value adjustments on the Company's commodity derivatives, estimated Delhi Field remediation expenses, the cost of early debt extinguishment, the portion of CO_2 and helium discovery and operating expenses attributable to exploration costs, helium contract-related charges, and transaction-related expenses. Management believes that adjusted net income may be helpful to investors, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation or as a substitute for net income reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

Adjusted cash flow from operations is a non-GAAP measure that represents cash flow provided by operations before changes in assets and liabilities, as summarized from the Company's Consolidated Statements of Cash Flows. Adjusted cash flow from operations measures the cash flow earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Management believes that it is important to consider this additional measure, along with cash flow from operations, as it believes the non-GAAP measure can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and so forth, without regard to whether the earned or incurred item was collected or paid during that period.

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Consolidated Statements of Operations in that the noncash fair value adjustments on commodity derivatives represent only the net change between periods of the fair market values of open commodity derivative positions, and exclude the impact of cash settlements on commodity derivatives during the period. Management believes that noncash fair value adjustments on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes cash settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies within the calculation of EBITDA and in adjusting net income to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.